Filed pursuant to Rule 424B(3)
File number 333-133314
PROSPECTUS
19,858,156 Shares
Common Stock
     This prospectus relates to 19,858,156 outstanding shares of common stock of MRV Communications, Inc. that may be sold from time to time by the selling stockholders named in this prospectus beginning on page 17. We originally issued these shares in a private placement to the selling stockholders that we completed in March 2006. The selling stockholders may offer their shares through public or private transactions, on or off the over-the-counter market in the United States, at prevailing market prices, or at privately negotiated prices. For details of how the selling stockholders may offer their MRV common stock, please see the section of this prospectus called “Plan of Distribution” beginning on page 19. We will not receive any proceeds from the sales of shares by the selling stockholders.
     Our common stock is quoted on the Nasdaq National Market under the symbol “MRVC.” On April 25, 2006, the closing price of our common stock on the Nasdaq National Market was $ 3.71 per share.

     The securities offered by this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     This prospectus is dated April 25, 2006.

ABOUT MRV
     We design, manufacture, sell, distribute, integrate and support communication equipment and services, and optical components. We conduct our business along three principal segments: the networking group, the optical components group and the development stage enterprise group. Our networking group provides equipment used by commercial customers, governments and telecommunications service providers, and includes switches, routers, physical layer products and console management products as well as specialized networking products for aerospace, defense and other applications including voice and cellular communication. Our optical components group designs, manufactures and sells optical communications components, primarily through our wholly owned subsidiary LuminentOIC, Inc. These components include fiber optic transceivers for metropolitan, access and Fiber-to-the-Premises, or FTTP, applications. Our development stage enterprise group seeks to develop new optical components, subsystems and networks and other products for the infrastructure of the Internet.
     We market and sell our products worldwide, through a variety of channels, which include a dedicated direct sales force, manufacturers’ representatives, value-added-resellers, distributors and systems integrators. We have operations in Europe that provide network system design, integration and distribution services that include products manufactured by third-party vendors, as well as our products. We believe such specialization enhances access to customers and allows us to penetrate targeted vertical and regional markets.
     We were organized in July 1988 as MRV Technologies, Inc., a California corporation and reincorporated in Delaware in April 1992, at which time we changed our name to MRV Communications, Inc.
     Our principal executive offices are located at 20415 Nordhoff Street, Chatsworth, California 91311 and our telephone number is (818) 773-0900.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
     This prospectus and the documents and information incorporated by reference in this prospectus, such as from Item 1. “Business” and Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2005, include “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include the information concerning our possible or assumed future operating results, business strategies, financing plans, competitive position, industry environment, the anticipated impact on our business and financial results of recent and future acquisitions, the effects of competition, our ability to produce new products in a cost-effective manner and estimates relating to our industry. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.
     Actual results may differ materially from those expressed or implied by forward-looking statements for a number of reasons, including those appearing elsewhere in this prospectus under the heading “Risk Factors.” In addition, we base forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, you should be aware that the forward-looking events described in this prospectus and the documents incorporated by reference in this prospectus may not occur.
RISK FACTORS
     Investment in shares of MRV common stock involves a high degree of risk. Set forth below and elsewhere in this prospectus are risks and uncertainties that could cause MRV’s actual results to differ materially from the results contemplated by the forward-looking statements contained in this prospectus and in public statements and press releases we make from time to time.
Our Operating Results Could Fluctuate Significantly from Quarter to Quarter.
     Our operating results for a particular quarter are extremely difficult to predict. Our revenue and operating results could fluctuate substantially from quarter to quarter and from year to year. This could result from any one or a combination of factors such as:
•	the cancellation or postponement of orders;

•	the timing and amount of significant orders;

•	our success in developing, introducing and shipping product enhancements and new products;

•	the mix of products we sell;

•	software, hardware or other errors in the products we sell requiring replacements or increased warranty reserves;

•	our annual reviews of goodwill and other intangibles that lead to impairment charges;

•	new product introductions by our competitors;

•	the timing of delivery and availability of components from suppliers;

•	readiness of customer sites for installation;

•	political stability in the areas of the world in which we operate;

•	changes in material costs;

•	currency fluctuations;

•	changes in accounting rules; and

•	general economic conditions as well as changes in such conditions specific to our market segments.
     Moreover, the volume and timing of orders we receive during a quarter are difficult to forecast. From time to time, our customers encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below these forecasts or if customers do not control inventories effectively, they may cancel or reschedule shipments previously ordered from us. Our expense levels during any particular period are based, in part, on expectations of future sales. If sales in a particular quarter do not meet expectations, our operating results could be materially adversely affected.
     Our success is dependent, in part, on the overall growth rate of the fiber optic components and networking industry. The Internet, or the industries that serve it, may not continue to grow, and even if it does or they do, we may not achieve increased growth. Our business, operating results or financial condition may be adversely affected by any decreases in industry growth rates. In addition, we can give no assurance that our results in any particular period will fall within the ranges for growth forecast by market researchers or securities analysts.
     Because of these and other factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that, in future periods, our results of operations will be below the expectations of public market analysts and investors. This failure to meet expectations could cause the trading price of our common stock to decline. Similarly, the failure by our competitors or customers to meet or exceed the results expected by their analysts or investors could have a ripple effect on us and cause our stock price to decline.
Our Gross Margin May Fluctuate fromPeriod to Period and Our Gross Margins for Optical Components and/or Networking Equipment May Be Adversely Affected by a Number of Factors.
     During the years ended December 31, 2005, 2004 and 2003, our gross margins were 32%, 34% and 31%, respectively, of total revenue, 36%, 38% and 35%, respectively, on sales from our networking group and 11%, 14% and 8%, respectively, on sales from our optical components group. Our gross margins also fluctuate from quarter to quarter. These yearly and quarterly fluctuations in our margins have been affected, and may continue to be affected, by numerous factors, including:
•	increased price competition, including competition from low-cost producers in Asia;

•	price reductions that we make, such as our recent marketing decision to reduce the price for our optical components to certain customers in an effort to secure long-term leadership in the market for FTTP components;

•	decreases in average selling prices of our products which, in addition to competitive factors and pressures from, or accommodations made to, significant customers, result from factors such as overcapacity and the introduction of new and more technologically advanced products in the case of optical components and excess inventories, increased sales discounts and new product introductions in the case of networking equipment;

•	the mix in any period or year of higher and lower margin products and services;

•	sales volume during a particular period or year;

•	charges for excess or obsolete inventory;

•	changes in the prices or the availability of components needed to manufacture our products;

•	the relative success of our efforts to reduce product manufacturing costs, such as the transition of our optical component manufacturing to our Taiwan facility or to low-cost third party manufacturers in China;

•	our introduction of new products, with initial sales at relatively small volumes with resulting higher production costs; and

•	increased warranty or repair costs.
     We expect gross margins generally and for specific products to continue to fluctuate from quarter to quarter and year to year.
Our Markets Are Subject to Rapid Technological Change, and to Compete Effectively, We Must Continually Introduce New Products That Achieve Market Acceptance.
     The markets for our products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. We expect that new technologies will emerge as competition and the need for higher and more cost effective transmission capacity, or bandwidth, increases. Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. We have in the past experienced delays in product development and these delays may occur in the future. Therefore, to the extent that customers defer or cancel orders in the expectation of a new product release or there is any delay in development or introduction of our new products or enhancements of our products, our operating results would suffer. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license these technologies from third parties. Product development delays may result from numerous factors, including:
•	changing product specifications and customer requirements;

•	difficulties in hiring and retaining necessary technical personnel;

•	difficulties in reallocating engineering resources and overcoming resource limitations;

•	difficulties with contract manufacturers;

•	changing market or competitive product requirements; and

•	unanticipated engineering complexities.
     The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. In order to compete, we must be able to deliver to customers products that are highly reliable, operate with its existing equipment, lower the customer’s costs of acquisition, installation and maintenance and provide an overall cost-effective solution. We may not be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, our new products may not gain market acceptance or we may not be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Our failure to respond effectively to technological changes would significantly harm our business.
Defects in Our Products Resulting from their Complexity or Otherwise Could Hurt Our Financial Performance.
     Complex products, such as those we offer, may contain undetected software or hardware errors when we first introduce them or when we release new versions. The occurrence of these errors in the future, and our inability to correct these errors quickly or at all, could result in the delay or loss of market acceptance of our products. It could also result in material warranty expense, diversion of engineering and other resources from our product development efforts and the loss of credibility with, and legal actions by, our customers, system integrators and end users. Any of these or other eventualities resulting from defects in our products could cause our sales to decline and have a material adverse effect on our business, operating results and financial condition.
The Long Sales Cycles for Our Products May Cause Revenues and Operating Results to Vary fromQuarter to Quarter, Which Could Cause Volatility in Our Stock Price.
     The timing of our revenue is difficult to predict because of the length and variability of the sales and implementation cycles for our products. We do not recognize revenue until a product has been shipped to a customer, all significant vendor obligations have been performed and collection is considered probable. Customers often view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products and our manufacturing process. This customer evaluation and qualification process frequently results in a lengthy initial sales cycle of, depending on the products, many months or more. In addition, some of our customers require that our products be subjected to lifetime and reliability testing, which also can take months or more. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing and research and development expenses to customize our products to the customer’s needs. We may also expend significant management efforts, increase manufacturing capacity and order long lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. Even after acceptance of orders, our customers often change the scheduled delivery dates of their orders. Because of the evolving nature of the optical networking and network infrastructure markets, we cannot predict the length of these sales, development or delivery cycles. As a result, these long sales cycles may cause our net sales and operating results to vary significantly and unexpectedly from quarter-to-quarter, which could cause volatility in our stock price.
Our Business Has Been Adversely Impacted by the Worldwide Economic Slowdown and Related Uncertainties.
•	Weaker economic conditions worldwide, particularly in the U.S. and Europe, have contributed to the current technology industry slowdown compared to levels before 2000 and impacted our business resulting in:

•	reduced demand for our products, particularly fiber optic components;

•	increased risk of excess and obsolete inventories;

•	increased price competition for our products;

•	excess manufacturing capacity under current market conditions; and

•	higher overhead costs, as a percentage of revenues.

•	We reported losses for the years ended December 31, 2005, 2004 and 2003 and have not achieved profitability for a full year since 1997. We anticipate continuing to incur significant sales and marketing, product development and general and administrative expenses and, as a result, we will continue to need to contain expense levels and increase revenue levels to continue to achieve profitability in future fiscal quarters.
Cost Containment Is Critical to Achieving Positive Cash Flow fromOperations and Profitability Consistently.
     We are continuing efforts at strict cost containment and believe that such efforts are essential to achieving positive cash flow from operations in future quarters and maintaining profitability on a consistent basis, especially since the outlook for future quarters is subject to numerous challenges. Additional measures to contain costs and reduce expenses may be undertaken if revenues do not continue to improve. A number of factors could preclude us from consistently bringing costs and expenses in line with our revenues, such as our inability to forecast business activities and the deterioration of our revenues accurately. If we are not able to maintain an expense structure commensurate with our business activities and revenues, we may have inadequate levels of cash for operations or for capital requirements, which could significantly harm our ability to operate the business.
Our Business and Future Operating Results Are Subject to a Wide Range of Uncertainties Arising Out of the Continuing Threat of Terrorist Attacks and Ongoing Military Action in the Middle East.
     Like other U.S. companies, our business and operating results are subject to uncertainties arising out of the continuing threat of terrorist attacks on the United States and ongoing military action in the Middle East, including the potential worsening or extension of the current global economic slowdown, the economic consequences of the war in Iraq or additional terrorist activities and associated political instability, and the impact of heightened security concerns on domestic and international travel and commerce. In particular, due to these uncertainties, we are subject to:
•	increased risks related to the operations of our manufacturing facilities in China;

•	greater risks of disruption in the operations of our Asian contract manufacturers and more frequent instances of shipping delays; and

•	the risk that future tightening of immigration controls may adversely affect the residence status of non-U.S. engineers and other key technical and other employees in our U.S. facilities or our ability to hire new non-U.S. employees in such facilities.
We Face Risks in Reselling the Products of Other Companies.
     We distribute products manufactured by other companies. To the extent we succeed in reselling the products of these companies, or products of other vendors with which we may enter into similar arrangements, we may be required by customers to assume warranty and service obligations. While these suppliers have agreed to support us with respect to those obligations, if they should be unable, for any reason, to provide the required support, we may have to expend our own resources on doing so. This risk is exacerbated by the fact that the equipment has been designed and manufactured by others, and is thus subject to warranty claims, the magnitude of which we are currently unable to evaluate fully.
The Price of Our Shares May Continue to Be Highly Volatile.
Historically, the market price of our shares has been extremely volatile. The market price of our common stock is likely to continue to be highly volatile and could be significantly affected by factors such as:
•	actual or anticipated fluctuations in our operating results;

•	announcements of technological innovations or new product introductions by us or our competitors;

•	changes of estimates of our future operating results by securities analysts;

•	developments with respect to patents, copyrights or proprietary rights; and

•	general market conditions and other factors.
     In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices for shares of the common stocks of technology companies in particular, and that have been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions, may materially adversely affect the market price of our common stock in the future. Similarly, the failure by our competitors or customers to meet or exceed the results expected by their analysts or investors could have a ripple effect on us and cause our stock price to decline. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options.

Our 2003 Notes Provide for Various Events of Default That Would Entitle the Holders to Require Us to Repay Upon a Holder’s Demand the Outstanding Principal Amount, Plus Accrued and Unpaid Interest.
     On June 4, 2003, we completed the sale of $23 million principal amount of 2003 Notes to Deutsche Bank AG, London Branch in a private placement pursuant to Regulation D under the Securities Act of 1933. The 2003 Notes mature in June 2008. We will be considered in default of the 2003 Notes if any of the following events, among others, occurs:
•	our default in payment of any principal amount of, interest on or other amount due under the 2003 Notes when and as due;

•	the effectiveness of the registration statement, which registered for resale the shares of our common stock issuable upon conversion of the 2003 Notes, lapses for any reason or is unavailable to the holder of the 2003 Notes for resale of all of the shares issuable upon conversion, other than during allowable grace periods, for a period of five consecutive trading days or for more than an aggregate of ten trading days in any 365-day period;

•	the suspension from trading or failure of our common stock to be listed on the Nasdaq Stock Market for a period of five consecutive trading days or for more than an aggregate of ten trading days in any 365-day period;

•	we or our transfer agent notify any holder of our intention not to issue shares of our common stock to the holder upon receipt of any conversion notice delivered in respect of a Note by the holder;

•	we fail to deliver shares of our common stock to the holder within twelve business days of the conversion date specified in any conversion notice delivered in respect of a Note by the holder;

•	we breach any material representation, warranty, covenant or other term or condition of the 2003 Notes or the Securities Purchase Agreement, or the Registration Rights Agreement relating to 2003 Notes and the breach, if curable, is not cured by us within ten days;

•	failure by us for ten days after notice to comply with any other provision of the 2003 Notes in all material respects, which include abiding by our covenants not to;

•	incur any form of unsecured indebtedness in excess of $17.0 million, plus obligations arising from accounts receivable financing transactions with recourse through our foreign offices, in the ordinary course of business and consistent with past practices;

•	repurchase our common stock for an aggregate amount in excess of $5.0 million; pursuant to a stock purchase program that was approved by our Board of Directors and publicly announced on June 13, 2002;

•	declare or pay any dividend on any of our capital stock, other than dividends of common stock with respect to our common stock;

•	we breach provisions of the 2003 Notes prohibiting us from either issuing;

•	our common stock or securities that are convertible into or exchangeable or exercisable for shares of our common at a per share price less than the conversion price per share of the 2003 Notes then in effect, except in certain limited cases;

•	securities that are convertible into or exchangeable or exercisable for shares of our common stock at a price that varies or may vary with the market price of our common stock;

•	we breach any of our obligations under any other debt or credit agreements involving an amount exceeding $3,000,000;

•	we become bankrupt or insolvent.
     If an event of default occurs, any holder of the 2003 Notes can elect to require us to pay the outstanding principal amount, together with all accrued and unpaid interest.
     Some of the events of default include matters over which we may have some, little or no control. If a default occurs and we do not pay the amounts payable under the 2003 Notes in cash (including any interest on such amounts and any applicable default interest under the 2003 Notes), the holders of the 2003 Notes may protect and enforce their rights or remedies either by suit in equity or by action at law, or both, whether for the specific performance of any covenant, agreement or other provision contained in the 2003 Notes. Any default under the 2003 Notes could have a material adverse effect on our business, operating results and financial condition or on the market price of our common stock.
In the Event of a Change of Control, Holders of the 2003 Notes Have the Option to Require Immediate Repayment of the 2003 Notes at a Premium and This Right Could Prevent a Takeover Otherwise Favored by Stockholders.
     In the event of our “Change of Control,” which essentially means someone acquiring or merging with us, each holder of 2003 Notes has the right to require us to redeem the 2003 Notes in whole or in part at a redemption price of 105% of the principal amount of the 2003 Notes, plus accrued and unpaid interest or if the amount is greater, an amount equal to the number of shares issuable upon conversion of the 2003 Notes based on the conversion price at the date the holder gives us notice of redemption, multiplied by the average of the weighted average prices of our common stock during the five days immediately proceeding that date. If a Change of Control were to occur, we might not have the financial resources or be able to arrange financing on acceptable terms to pay the redemption price for all the 2003 Notes as to which the purchase right is exercised. Further, the existence of this right in favor of the holders may discourage or prevent someone from acquiring or merging with us.
Sales of Substantial Amounts of Our Shares by Selling Stockholders Could Cause the Market Price of Our Shares to Decline.
     Under an existing registration statement that the SEC declared effective in 2003, selling stockholders are offering for resale up to 9,913,914 shares of our common stock issuable upon conversion of our 2003 Notes. This represents approximately 7.9% of the outstanding shares of our common stock on April 6, 2006 (or 7.4% of the outstanding shares of our common stock on that date if pro forma effect were given to the full conversion of the 2003 Notes).
     Under the registration statement of which this prospectus is a part, the selling stockholders are offering an additional 19,858,156 shares of our common stock. This represents approximately 15.9% of the outstanding shares of our common stock on April 6, 2006, and, when added to the shares being offered by the selling stockholders under our existing registration statement that the SEC declared effective in 2003, approximately 23.8% of the outstanding shares of our common stock on April 6, 2006 (or 22.1% of the outstanding shares of our common stock on that date if pro forma effect were given to the full conversion of the 2003 Notes).
     Sales of substantial amounts of these shares at any one time or from time to time, or even the availability of these shares for sale, could adversely affect the market price of our shares.
Our Business Is Intensely Competitive and the Evident Trend of Consolidations in Our Industry Could Make It More So.
     The markets for fiber optic components and networking products are intensely competitive and subject to frequent product introductions with improved price/performance characteristics, rapid technological change and the continual emergence of new industry standards. We compete and will compete with numerous types of companies including companies that have been established for many years and have considerably greater financial, marketing, technical, human and other resources, as well as greater name recognition and a larger installed customer base, than we do. This may give these competitors certain advantages, including the ability to negotiate lower prices on raw materials and components than those available to us. In addition, many of our large competitors offer customers broader product lines, which provide more comprehensive solutions than our current offerings. We expect that other companies will also enter markets in which we compete.
     Greater concentration of purchasing power and decreased demand for communications networking products and optical components in recent years have resulted in increased competitive pressures. We expect aggressive competitive tactics to continue, and perhaps become more severe. These tactics include:
•	intense price competition in sales of new equipment, resulting in lower profit margins;

•	discounting resulting from sales of used equipment or inventory that a competitor has written down or written off;

•	early announcements of competing products and other extensive marketing efforts;

•	competitors offering to repurchase our equipment from existing customers;

•	customer financing assistance;

•	marketing and advertising assistance; and

•	intellectual property assertions and disputes.
     Tactics such as those described above can be particularly effective in a concentrated base of potential customers such as communications service providers. Our service provider customers are under increasing competitive pressure to deliver their services at the lowest possible cost. This pressure may result in the pricing of communications networking equipment becoming a more important factor in customer decisions. This may favor larger competitors that can spread the effect of price discounts across a larger array of products and services and across a larger customer base than ours. If we are unable to offset any reductions in the average sales price for our products by a reduction in the cost of our products, our gross profit margins will be adversely affected. Our inability to compete successfully and maintain our gross profit margins would harm our business, financial condition and results of operations.
     There has been a trend toward industry consolidation for several years. The latest example of such consolidation in our industries is the recently announced acquisition of Lucent Technologies Inc. by Alcatel that industry analysts are saying will create the largest equipment supplier to telephone and wireless carriers around the world. We expect this trend toward industry consolidation to continue as companies attempt to strengthen or hold their market positions in an evolving industry. We believe that industry consolidation may provide stronger competitors that are better able to compete. This could have a material adverse effect on our business, operating results and financial condition.
We Face Risks from Our International Operations.
     International sales have become an increasingly important part of our operations. The following table sets forth the percentage of our total revenues from sales to customers in foreign countries for the periods identified:

	Year Ended December 31,
	2005	2004	2003

Percentage of total revenue from foreign sales	74%	77%	78%

     We have offices in, and conduct a significant portion of our operations in and from Israel. Similarly, some of our development stage enterprises are located in Israel. We are, therefore, influenced by the political and economic conditions affecting Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a substantial downturn in the economic or financial condition of Israel could have a material adverse effect on our operations. LuminentOIC has a minority interest in a large manufacturing facility in the People’s Republic of China in which it manufactures passive fiber optic components and both LuminentOIC and we make sales of our products in the People’s Republic of China. The ongoing political tension between Taiwan and the People’s Republic of China could eventually lead to hostilities. Risks we face due to international sales and the use of overseas manufacturing include:
•	greater difficulty in accounts receivable collection and longer collection periods;

•	the impact of recessions in economies outside the United States;

•	unexpected changes in regulatory requirements;

•	seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe or in the winter months in Asia when the Chinese New Year is celebrated;

•	difficulties in managing operations across disparate geographic areas;

•	difficulties associated with enforcing agreements through foreign legal systems;

•	the payment of operating expenses in local currencies, which exposes us to risks of currency fluctuations;

•	higher credit risks requiring cash in advance or letters of credit;

•	potentially adverse tax consequences;

•	unanticipated cost increases;

•	unavailability or late delivery of equipment;

•	trade restrictions;

•	limited protection of intellectual property rights;

•	unforeseen environmental or engineering problems; and

•	personnel recruitment delays.
     The majority of our sales are currently denominated in U.S. dollars. As we conduct business in several different countries, we have recently benefited from sales made in currencies other than the U.S. dollar because of the weakness of the U.S. dollar in relation to the currencies in which these sales have been made. However, if this trend ceases or reverses, fluctuations in currency exchange rates could cause our products to become relatively more expensive in particular countries, leading to a reduction in sales in that country. In addition, inflation or fluctuations in currency exchange rates in these countries could increase our expenses and thereby adversely affect our operating results.
     Through one of our foreign subsidiaries, we have entered into foreign exchange and interest rate swap contracts to protect against currency exchange risks related to purchase commitments denominated in foreign currencies other than their functional currency, primarily the U.S. dollar and to hedge exposure to interest rate fluctuations. Net unrealized losses from these activities during the year ended December 31, 2005 amounted to $926,000 and we could incur losses from these or other hedging activities in the future.
We Depend On Third-party Contract Manufacturers and Therefore Could Face Delays Harming Our Sales.
     We outsource the board-level assembly, test and quality control of material, components, subassemblies and systems relating to our networking products to third-party contract manufacturers. Though there are a large number of contract manufacturers that we can use for outsourcing, we have elected to use a limited number of vendors for a significant portion of our board assembly requirements in order to foster consistency in quality of the products and to achieve economies of scale. These independent third-party manufacturers also provide the same services to other companies. Risks associated with the use of independent manufacturers include unavailability of or delays in obtaining adequate supplies of products and reduced control of manufacturing quality and production costs. If our contract manufacturers failed to deliver needed components timely, we could face difficulty in obtaining adequate supplies of products from other sources in the near term. Our third party manufacturers may not provide us with adequate supplies of quality products on a timely basis, or at all. While we could outsource with other vendors, a change in vendors may require significant lead-time and may result in shipment delays and expenses. Our inability to obtain these products on a timely basis, the loss of a vendor or a change in the terms and conditions of the outsourcing would have a material adverse effect on our business, operating results and financial condition.
We May Lose Sales if Suppliers of Other Critical Components Fail to Meet Our Needs.
     Our companies currently purchase several key components used in the manufacture of our products from single or limited sources. We depend on these sources to meet our needs. Moreover, we depend on the quality of the products supplied to us over which we have limited control. We have encountered shortages and delays in obtaining components in the past and expect to encounter shortages and delays in the future. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed. We have no long-term or short-term contracts for any of our components. As a result, a supplier can discontinue supplying components to us without penalty. If a supplier discontinued supplying a component, our business may be harmed by the resulting product manufacturing and delivery delays.
We May Suffer Losses As A Result of Entering Into Fixed Price Contracts.
     From time to time we enter into contracts with certain customers where the price we charge for particular products is fixed. Although our estimated production costs for these products are used to compute the fixed price for sale, if our actual production cost exceeds the estimated production cost due to our inability to obtain needed components timely or at all or for other reasons, we may incur a loss on the sale. Sales of material amounts of products on a fixed price basis where we have not accurately predicted the production costs could have a material adverse effect on our results of operations.
Our Inability to Achieve Adequate Production Yields for Certain Components We Manufacture Internally Could Result in A Loss of Sales and Customers.
     We rely heavily on our own production capability for critical semiconductor lasers and light-emitting diodes used in our products. Because we manufacture these and other key components at our own facilities and these components are not readily available from other sources, any interruption of our manufacturing processes could have a material adverse effect on our operations. Furthermore, we have a limited number of employees dedicated to the operation and maintenance of our wafer fabrication equipment, the loss of any of whom could result in our inability to effectively operate and service this equipment. Wafer fabrication is sensitive to many factors, including variations and impurities in the raw materials, the fabrication process, performance of the manufacturing equipment, defects in the masks used to print circuits on the wafer and the level of contaminants in the manufacturing environment. We may not be able to maintain acceptable production yields or avoid product shipment delays. In the event adequate production yields are not achieved, resulting in product shipment delays, our business, operating results and financial condition could be materially adversely affected.
We May Be Harmed if We Again Pursue Acquisitions Harm Could Result.
     In the past, an important element of our strategy has been to review acquisition prospects that would complement our existing operations and products, augment our market coverage and distribution ability or enhance our technological capabilities. Since the end of 2000, we have not made any acquisitions of businesses or product lines.The networking and fiber optics compenents business is highly competitive and our failure to pursue future acquisitions could hamper our ability to enhance existing products and introduce new products on a timely basis. If we do choose to pursue acquisitions, they could have a material adverse effect on our business, financial condition and results of operations because of various factors, including the following:
•	possible charges to operations for purchased technology and restructuring;

•	potentially dilutive issuances of equity securities;

•	incurrence of debt and contingent liabilities;

•	incurrence of amortization expenses and impairment charges related to goodwill and other intangible assets and deferred stock expense;

•	difficulties assimilating the acquired operations, technologies and products;

•	diversion of management’s attention to other business concerns;

•	risks of entering markets in which we have no or limited prior experience;

•	potential loss of key employees of acquired organizations; and

•	difficulties in honoring commitments made to customers by management of the acquired entity prior to the acquisition.
     We can give no assurance as to whether we can successfully integrate the companies, products, technologies or personnel of any business that we might acquire in the future.
If We Fail to Protect Our Intellectual Property, We May Not Be Able to Compete.
     We rely on a combination of trade secret laws and restrictions on disclosure and patents, copyrights and trademarks to protect our intellectual property rights. We cannot assure you that our pending patent applications will be approved, that any patents that may be issued will protect our intellectual property or that third parties will not challenge any issued patents. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Any of this kind of litigation, regardless of the outcome, could be expensive and time consuming, and adverse determinations in any of this kind of litigation could seriously harm our business.
We Could in the Future Become Subject to Litigation Regarding Intellectual Property Rights, Which Could Be Costly and Subject Us to Significant Liability.
     From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us. Over the years, we have received notices from third parties alleging possible infringement of patents with respect to certain features of our products or our manufacturing processes and in connection with these notices have been involved in discussions with the claimants, including IBM, Lucent, Ortel, Nortel, Rockwell, the Lemelson Foundation and Finisar. To date, our aggregate revenues potentially subject to the foregoing claims have not been material. However, these or other companies may pursue litigation with respect to these or other claims. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, to pay substantial damages under applicable law, to cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Licenses may not be available from third parties either on commercially reasonable terms or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results and financial condition.

In the Future, We May Initiate Claims or Litigation Against Third Parties for Infringement of Our Proprietary Rights to Protect These Rights or to Determine The Scope and Validity of Our Proprietary Rights or the Proprietary Rights of Competitors. These Claims Could Result in Costly Litigation and the Diversion of Our Technical and Management Personnel.
     Necessary licenses of third-party technology may not be available to us or may be very expensive, which could adversely affect our ability to manufacture and sell our products. From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm our ability to manufacture and sell our products.
We Are Dependent On Certain Members of Our Senior Management.
     We are substantially dependent upon Dr. Shlomo Margalit, our Chairman of the Board of Directors, Chief Technical Officer and Secretary, and Mr. Noam Lotan, our President and Chief Executive Officer. The loss of the services of either of these officers could have a material adverse effect on us. We have entered into employment agreements with Dr. Margalit and Mr. Lotan and are the beneficiary of a key man life insurance policy in the amount of $1.0 million on Mr. Lotan’s life. However, we can give no assurance that the proceeds from this policy will be sufficient to compensate us in the event of the death of Mr. Lotan, and the policy is not applicable in the event that he becomes disabled or is otherwise unable to render services to us. We no longer maintain a key man life insurance policy on Dr. Margalit.
Our Business Requires Us to Attract and Retain Qualified Personnel.
     Our ability to develop, manufacture and market our products, run our operations and our ability to compete with our current and future competitors depends, and will depend, in large part, on our ability to attract and retain qualified personnel. Competition for executives and qualified personnel in the networking and fiber optics industries is intense, and we will be required to compete for those personnel with companies having substantially greater financial and other resources than we do. To attract executives, we have had to enter into compensation arrangements, which have resulted in substantial deferred stock expense and adversely affected our results of operations. We may enter into similar arrangements in the future to attract qualified executives. If we should be unable to attract and retain qualified personnel, our business could be materially adversely affected.
Environmental Regulations Applicable to Our Manufacturing Operations Could Limit Our Ability to Expand or Subject Us to Substantial Costs.
     We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing processes. Further, we are subject to other safety, labeling and training regulations as required by local, state and federal law. Any failure by us to comply with present and future regulations could subject us to future liabilities or the suspension of production. In addition, these kinds of regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. We cannot assure you that these legal requirements will not impose on us the need for additional capital expenditures or other requirements. If we fail to obtain required permits or otherwise fail to operate within these or future legal requirements, we may be required to pay substantial penalties, suspend our operations or make costly changes to our manufacturing processes or facilities.
Our Headquarters Are Located in Southern California, and Certain of Our Manufacturing Facilities Are Located in Southern California and Taiwan, Where Disasters May Occur That Could Disrupt Our Operations and Harm Our Business.
     Our corporate headquarters are located in the San Fernando Valley of Southern California and some of our manufacturing facilities are located in Southern California and Taiwan. Historically, these regions have been vulnerable to natural disasters and other risks, such as earthquakes, fires and floods, which at times have disrupted the local economies and posed physical risks to our property.

     In addition, terrorist acts or acts of war targeted at the United States, and specifically Southern California, could cause damage or disruption to us, our employees, facilities, partners, suppliers, distributors and resellers, and customers, which could have a material adverse effect on our operations and financial results.
If We Fail to Forecast Component and Material Requirements for Our Manufacturing Facilities Accurately, We Could Incur Additional Costs or Experience Manufacturing Delays.
     We use rolling forecasts based on anticipated product orders to determine our component requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the components. For substantial increases in production levels, some suppliers may need nine months or more lead-time. If we overestimate our component and material requirements, we may have excess inventory, which would increase our costs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our net sales.
Legislative Actions, Higher Insurance Costs and Potential New Accounting Pronouncements Are Likely to Impact Our Future Financial Position and Results of Operations and in the Case of FASB’s New Pronouncement Regarding the Expensing of Stock Options Will Adversely Impact Our Financial Results.
     There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules and there may be potential new accounting pronouncements or regulatory rulings, which will have an impact on our future financial position and results of operations. These regulatory changes and other legislative initiatives have increased general and administrative costs. In addition, insurers are likely to increase rates as a result of high claims rates recently and our rates for our various insurance policies are likely to increase. The Financial Accounting Standards Board’s recent change to mandate the expensing of stock compensation will require us to record charges to earnings for stock option grants to employees and directors and will adversely affect our financial results for periods after we implement the new pronouncement. As required, we implemented this new pronouncement on January 1, 2006.
We Are at Risk of Securities Class Action or Other Litigation That Could Result in Substantial Costs and Divert Management’s Attention and Resources.
     In the past, securities class action litigation has been brought against a company following periods of volatility in the market price of its securities. Due to the volatility and potential volatility of our stock price, we may be the target of securities litigation in the future. Securities or other litigation could result in substantial costs and divert management’s attention and resources.
If Our Cash Flow Significantly Deteriorates in the Future, Our Liquidity and Ability to Operate Our Business Could Be Adversely Affected.
     We incurred net losses in 2005, 2004 and 2003, and our combined cash and short-term investments declined in each of those years as well. Our combined cash, cash equivalents, time deposits and short-term and long-term marketable securities declined at December 31, 2005 by approximately $14.6 million, or approximately 17%, since December 31, 2004. Although we generate cash from operations, we may continue to experience negative overall cash flow in future quarters. If our cash flow significantly deteriorates in the future, our liquidity and ability to operate our business could be adversely affected. For example, our ability to raise financial capital may be hindered due to our net losses and the possibility of future negative cash flow.
The Prevailing Market Price of Our Common Stock May Limit Our Ability to Raise Equity Capital.
     Covenants in our Notes preclude us from issuing our common stock or securities that are convertible into or exchangeable or exercisable for shares of our common stock at a per share price less than the conversion price per share of the 2003 Notes then in effect, except in certain limited cases. The conversion price of our Notes currently in effect is $2.32 per share and the recent market prices of our common stock have at times been below the conversion price. During periods when the market price of our common stock is below $2.32 per share, we are limited in our ability to conduct an equity financing without triggering a default of our Notes or the need to seek a waiver from the holder, which may not be obtainable. A continuing inability to raise financial capital would limit our operating flexibility.
It Is An Event of Default Under Our Notes if Our Common Stock Were Delisted from The Nasdaq Stock Market.
     We would be in default under our Notes, if our common stock is delisted from the Nasdaq Stock Market. In that case, each holder of Notes has the right to require us to repay the outstanding principal amount of the Notes, plus accrued and unpaid interest.
Delaware Law and Our Ability to Issue Preferred Stock May Have Anti-Takeover Effects That Could Prevent A Change in Control, Which May Cause Our Stock Price to Decline.
     We are authorized to issue up to 1,000,000 shares of preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by stockholders. The terms of any series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. No preferred stock is currently outstanding. The issuance of any preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party and thereby preserve control by the present management. We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in the manner prescribed under Section 203. These provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.
USE OF PROCEEDS
     We will not receive any proceeds from the sale by any selling stockholder of the shares of our common stock offered by this prospectus.

SELLING STOCKHOLDERS
     On March 15, 2006, we entered a Securities Purchase Agreement with the institutional investors listed as selling stockholders in the table below, pursuant to which we issued and sold, and the selling stockholders purchased, in a private placement an aggregate of 19,858,156 shares of our common stock. The purchase price per share of the common stock sold under the Securities Purchase Agreement was $3.75 and resulted in aggregate gross proceeds of approximately $74.5 million.
     Under the Securities Purchase Agreement, we agreed to file a registration statement with the Securities and Exchange Commission registering the resale of the shares we sold to the selling stockholders in the private placement within 30 days of its closing, to use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act of 1933 as promptly as possible after its filing, and to use our reasonable best efforts to keep the registration statement continuously effective under the Securities Act until all the Shares have been sold or may be sold without volume restrictions pursuant to Rule 144(k). The registration statement, of which this prospectus is a part, has been filed in accordance with our obligation to the selling stockholders under the Securities Purchase Agreement to register their shares for resale.
     The issuance and sale of our common stock to the selling stockholders described above were made in reliance upon the exemption from registration available under Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D under the Securities Act.
     The shares covered by this prospectus may be offered from time to time by the selling stockholders. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution” below.
     The following table sets forth (i) the name of the selling stockholders, (ii) the number and percentage of shares of common stock beneficially owned by the selling stockholders, and (iii) the maximum number of shares of common stock which may be offered for the account of the selling stockholders under this prospectus and (iv) the amount and percentage of common stock that would be owned by the selling stockholders after completion of the offering, assuming a sale of all of the common stock which may be offered under this prospectus. The term “selling stockholders” includes donees, pledgees, transferees or other successors in interest selling shares of common stock or interests therein received after the date of this prospectus from the selling stockholders as a gift, pledge, partnership distribution or other transfer.
     None of the selling stockholders has, within the past three years, had any position, office or other material relationship with us or any of our affiliates. Unless otherwise noted as appropriate in a footnote below, we have been advised that the selling stockholders are not a registered broker-dealers or an affiliate of a registered broker-dealer and that the selling stockholders have sole voting and dispositive power over the shares offered.

	Before offering		After offering
			Number of
			shares of
	Number of		common
	shares of	Number of	stock	Percentage of
	common stock	shares	beneficially	outstanding
Selling Stockholder	beneficially owned	offered	owned	shares
Alexandra Global Master Fund, Ltd.	500,000	500,000	—	—
Capital Ventures International	1,400,000 (1)	1,400,000	—	—
Cranshire Capital, LP	1,000,000 (2)	1,000,000	—	—

	Before offering		After offering
			Number of
			shares of
	Number of		common
	shares of	Number of	stock	Percentage of
	common stock	shares	beneficially	outstanding
Selling Stockholder	beneficially owned	offered	owned	shares
DE Shaw Valence Portfolios, LLC	2,000,000 (3)	2,000,000	—	—
EagleRock Institutional Partners, LP	300,000	300,000	—	—
EagleRock Master Fund, LP	300,000	300,000	—	—
Evolution Master Fund, Ltd. SPC Segregated Portfolio M	500,000 (4)	500,000	—	—
Fort Mason Master, LP	978,062	978,062	—	—
Fort Mason Partner, LP	63,427	63,427	—	—
GLG Balanced Fund	42,000	42,000	—	—
GLG Capital Appreciation (Distrbuting) Fund	281,000	281,000	—	—
GLG Capital Appreciation Fund	832,000	832,000	—	—
GLG North American Equity Fund	178,000	178,000	—	—
GLG North American Opportunity Fund	2,667,000	2,667,000	—	—
HFR HE XI Master Trust	146,000	146,000	—	—
Iroquois Master Fund, Ltd.	1,000,000	1,000,000	—	—
Magnetar Capital Master Fund, Ltd.	1,300,000	1,300,000	—	—
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	1,000,000	1,000,000	—	—
SF Capital Capital Partners, LLC	500,000	500,000	—	—
Smithfield Fiduciary, LLC	3,016,667	3,016,667	—	—
The Tudor BVI Global Portfolio, Ltd.	129,444	129,444	—	—
Tudor Proprietary Trading, LLC	69,700	69,700	—	—
UBS O’Connor, LLC fbo O’Connor PIPES Corporate Strategies Master Limited	500,000	500,000	—	—
Witches Rock Portfolio, Ltd.	800,856	800,856	—	—
XI Capital Offshore Fund, Ltd.	117,000	117,000	—	—
XI Capital Partners, Ltd.	237,000	237,000	—	—

(1)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. CVI is affiliated with one or more registered broker-dealers. CVI purchased the shares being registered hereunder in the ordinary course of business and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

(2)	Mitchell, P. Kopin, President of Downsview Capital, LP, the General Partner of Cranshire Capital, LP has sole voting and dispotive powers of the securities. Mr. Kopin disclaims all beneficial ownership of the securities.

(3)	We have been advised that this selling stockholder is an affiliate of two registered broker-dealers, but that the shares offered by this selling stockholder were acquired in the ordinary course of business and, at the time of the purchase, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

(4)	We have been advised that this selling stockholder is an affiliate of a registered broker-dealers, but that the shares offered by this selling stockholder were acquired in the ordinary course of business and at the time of the purchase, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.
PLAN OF DISTRIBUTION
     We are registering the shares of common stock we previously issued to permit the resale of these shares of common stock by the holders of the common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
     The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be in one or more transactions at fixed prices, at varying prices determined at the time of sale, at prevailing market prices at the time of sale or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders also may transfer and donate the shares of common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act unless an exemption therefrom is available.
     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.
     Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
LEGAL MATTERS
     The validity of the issuance of the shares offered by this prospectus will be passed upon for us by Kirkpatrick & Lockhart Nicholson Graham LLP, Los Angeles, California.
EXPERTS
     The consolidated financial statements of MRV Communications, Inc. appearing in MRV Communications, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005, and MRV Communications, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, along with other information with the SEC. You may read and copy any document we file at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information that we file with the SEC.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     This prospectus is part of a registration statement filed with the SEC. The SEC allows us to “incorporate by reference” into this prospectus the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents were filed with the SEC pursuant to the Exchange Act and are incorporated by reference and made a part of this prospectus:
•	our Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 6, 2006;

•	our Current Reports on Form 8-K filed with the SEC on January 9, 2006, January 12, 2006, February 22, 2006, March 8, 2006 and March 20, 2006;

•	our definitive proxy statement filed with the SEC on April 12, 2006;

•	the description of our capital stock contained in our registration statement on Form 8-A Registration Statement on Form 8-A filed with the SEC on June 8, 1992, as amended by its Form 8-A/A filed with the SEC on February 24, 1994, including any amendment or report filed for the purpose of updating such description.
     The documents listed above and all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this initial registration statement and prior to effectiveness of this registration statement, or prior to the filing of a post-effective amendment that indicates that all securities offered herein have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference into this prospectus and to be a part hereto from the date of filing such documents.
     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified and superseded.
     We will provide without charge to each person to whom this prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to our Investor Relations Department at the following address: MRV Communications, Inc., 20415 Nordhoff Street, Chatsworth, California 91311, or by fax at (818) 773-0906 or by telephone at (818) 773-0900.
     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. MRV has not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state that does not permit the offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date of those documents.